UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Switch, Inc.

(Name of Issuer)

Class A common stock, $0.001 par value per share

(Title of Class of Securities)

87105L104

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87105L104	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Laurie Albrent
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,838,963
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,838,963
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,838,963
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.321%
12.	TYPE OF REPORTING PERSON (see instructions) IN
* Based upon 35,937,500 shares of the Issuer’s Class A common stock outstanding as of November 10, 2017, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017 and the Common Units (as defined below) deemed beneficially owned by the Reporting Person.

CUSIP No. 87105L104	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Switch, Inc.

(b)	Address of Issuer’s Principal Executive Offices 7135 South Decatur Boulevard Las Vegas NV 89118

Item 2(a). Name of Person Filing

Reporting Person directly holds 2,838,963 Common Units (“Common Units”) of Switch, Ltd and associated 2,838,963 shares of Class B common stock of the Issuer. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock (“Shares”), or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer's Class B common stock was issued for each Common Unit. The shares of Class B common stock (i) confer only voting rights (one vote per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer's election.

(b)	Address of the Principal Office or, if none, residence c/o Switch, Inc. 7135 S. Decatur Boulevard, Las Vegas, NV 89118

(c)	Citizenship See responses to Item 4 on the cover page of each Reporting Person.

(d)	Title of Class of Securities Class A common stock, $0.001 par value per share

(e)	CUSIP Number 87105L104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 87105L104	13G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See response in Row 9 of cover page for Reporting Person.

(b)	Percent of class: See responses in Row 11 of cover page for Reporting Person.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote See responses in Row 5 of cover page for Reporting Person.

	(ii)	Shared power to vote or to direct the vote See responses in Row 6 of cover page for Reporting Person.

	(iii)	Sole power to dispose or to direct the disposition of See responses in Row 7 of cover page for Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of See responses in Row 8 of cover page for Reporting Person.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

CUSIP No. 87105L104	13G	Page 5 of 5 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 28, 2018

Laurie Albrent

/s/ Laurie Albrent